January 8, 2015

Daniel L. Gordon

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Annual Report on Form 10-K
Filed March 21, 2014
File No. 001-35713

Dear Mr. Gordon:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated December 22, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Annual Report on Form 10-K (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Funds from Operations, page 45

1.	We note that you present Core FFO. In future filings please revise to provide all of the disclosures required by Item 10(e) of Regulation S-K. In addition, please provide your future disclosure in your response.

The Company acknowledges this comment and respectfully proposes to include the following paragraph in future filings where discussion of our Core FFO calculation is appropriate:

“We believe that the computation of FFO in accordance with NAREIT’s definition includes certain items that are not indicative of the results provided by our operating portfolio and affect the comparability of our period-over-period performance. These items include, but are not limited to, legal settlements, non-cash share-based compensation expense, non-cash amortization on loans and acquisition costs. Therefore, in addition to FFO, management uses Core FFO, which we define to exclude such items. Management believes that these adjustments are appropriate in determining Core FFO as they are not indicative of the operating performance of our assets. In addition, we believe that Core FFO is a useful supplemental measure for the investing community to use in comparing us to other REITs as many REITs provide some form of adjusted or modified FFO. However, there can be no assurance that Core FFO presented by us is comparable to the adjusted or modified FFO of other REITs.”

In addition, the Company has included this paragraph in the Amendment.

Signatures

2.	Please note that the Form 10-K “must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions.” Please refer to General Instruction D to Form 10-K.

The Company acknowledges this comment and revised the signature page accordingly in the Amendment.

Consolidated and Combined Statements of Operations

3.	Please identify the nature of other revenues on the face of the financial statement or in a note thereto.

The Company acknowledges this comment and states that the other revenues are reimbursements the Company receives from its tenants for a significant portion of its expenses incurred in operating, maintaining, repairing, insuring, and managing its shopping centers and common areas (collectively defied as “Common Area Maintenance” or “CAM expenses”), along with other revenue derived from late fees and seasonal events.

The Company has included in the Amendment a revision to the caption “other revenues” on the face of the financial statement to “Tenant reimbursement and other revenues.” In addition, the Company has included in the Amendment further identification of the nature of the revenues in Note 2 to the Consolidated and Combined Financial Statements, under the Revenue Recognition heading, as revenue derived from Common Area Maintenance reimbursements along with other revenue derived from late fees and seasonal events.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you would like to discuss our response further, please contact our counsel, Bradley A. Haneberg, Esq., at (804) 814-2209.

Sincerely,

/s/ Steven M. Belote

Steven M. Belote

Chief Financial Officer